03014989

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52105

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Henderson Global Investors Equity Planning, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

737 North Michigan Avenue
(No. and Street)

Chicago (City) IL (State) 60611 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

200 Clarendon Street (Address) Boston (City) MA (State) 02116-5072 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION RECEIVED MAR 04 2003 165

PROCESSED MAR 24 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 21 2003

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas G. Denyer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Henderson Global Investors Equity Planning, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Douglas G. Denyer
Signature

Treasurer, Financial Principal
Title

Penny Fryer
Notary Public

PENNY M. FRYER
NOTARY PUBLIC
MY COMMISSION EXPIRES OCT. 31, 2001

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST & YOUNG

Ernst & Young LLP
Goodwin Square
225 Asylum Street
Hartford, Connecticut 06103

Phone: (860) 247-3100
www.ey.com

Report of Independent Auditors

To the Board of Directors and Stockholder of
Henderson Global Investors (North America) Inc.

We have audited the accompanying statements of financial condition of Henderson Global Investors Equity Planning Inc. (the "Company") as of December 31, 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Henderson Global Investors Equity Planning, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

January 10, 2003

Audited Financial Statements
and Other Supplemental Information

Henderson Global Investors Equity Planning Inc.
Year ended December 31, 2002

Henderson Global Investors Equity Planning Inc.

Audited Financial Statements
and Other Supplemental Information

Year ended December 31, 2002

Contents

Report of Independent Auditors

To the Board of Directors and Stockholder of
Henderson Global Investors (North America) Inc.

We have audited the accompanying statements of financial condition of Henderson Global Investors Equity Planning Inc. (the "Company") as of December 31, 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Henderson Global Investors Equity Planning, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

January 10, 2003

Henderson Global Investors Equity Planning Inc.

Statements of Financial Condition

December 31, 2002

ASSETS		
Cash	$	31,030
Prepaid expenses		1,806
Total assets	$	32,836
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accrued expenses	$	1,000
Total liabilities		1,000
Common stock, $1 par value, 100 shares authorized, issued and outstanding		100
Capital surplus		109,840
Accumulated deficit		(78,104)
Total stockholder's equity		31,836
Total liabilities and stockholder's equity	$	32,836

The accompanying notes are an integral part of these financial statements.

Henderson Global Investors Equity Planning Inc.

Statements of Operations

Year ended December 31, 2002

Revenue		
Transaction fees	$	25,000
Total revenue		25,000
Expenses		
Professional fees		1,428
Outside services		2,327
Other general and administrative		7,120
Total expenses		10,875
Net income (loss)	$	14,125

The accompanying notes are an integral part of these financial statements.

Henderson Global Investors Equity Planning Inc.

Statements of Changes in Stockholder's Equity

Year ended December 31, 2002

	Common Stock	Capital Surplus	Accumulated Deficit	Total
Balance at January 1, 2002	100	109,840	(92,229)	17,711
Net income	-	-	14,125	14,125
Balance at December 31, 2002	$100	$109,840	($78,104)	$31,836

The accompanying notes are an integral part of these financial statements.

Henderson Global Investors Equity Planning Inc.

Statements of Cash Flows

Year ended December 31, 2002

Cash flows from operating activities		
Net income	$	14,125
Adjustment to reconcile net income to net cash provided by operating activities		
Change in assets and liabilities:		
Prepaid expenses		572
Accrued expenses		(7,000)
Net cash provided by operating activities		7,697
Increase in cash		7,697
Cash, beginning of year		23,333
Cash, end of year	$	31,030

The accompanying notes are an integral part of these financial statements.

Henderson Global Investors Equity Planning Inc.

Notes to Financial Statements

December 31, 2002

1. Organization and Operations

Henderson Global Investors Equity Planning, Inc. ("Equity Planning") was incorporated on April 29, 1999, and on that same date, Henderson Global Investors (North America) Inc. acquired 100% of its outstanding stock. On March 13, 2000, Equity Planning was granted membership in the National Association of Securities Dealers, and concurrently on that same date, was registered as a Broker Dealer with the United States Securities and Exchange Commission.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes. Actual results could differ from those estimates.

Revenue Recognition

Service fee income is recognized as revenue when services are performed.

Income Taxes

Equity Planning accounts for federal and state income taxes using the liability method. The liability method requires income taxes to be recognized based on income taxes currently payable and the change in deferred taxes. Deferred taxes are recognized on the temporary differences between the financial statement and tax bases of assets and liabilities at enacted tax rates as of the dates the differences are expected to reverse.

3. Net Capital Requirements

Pursuant to the net capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934, Equity Planning is required to maintain minimum net capital, as defined under such provision. At December 31, 2002, Equity Planning had net capital of $30,030. The net capital requirement was $5,000 at December 31, 2002.

4. Income Taxes

Significant components of the Equity Planning's net deferred income taxes are as follows for the year ended December 31, 2002:

Deferred tax assets:	
Start-up costs	$29,513
Less: Valuation allowance	($29,513)
Total deferred tax assets	-

Management has determined that a $29,513 valuation allowance as of December 31, 2002, is necessary. The change in the valuation allowance for the year ended December 31, 2002 is ($7,379)

Other Supplemental Information

Henderson Global Investors Equity Planning Inc.

Schedule I-Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2002

Computation of net capital	**2002**
Total ownership equity (from statement of financial condition)	$ 31,836
Total ownership equity qualified for net capital	$ 31,836
Deductions and/or adjustments:	
Nonallowable assets:	
Prepaid expenses	(1,806)
Other receivables	
Net capital	$ 30,030
Computation of basic net capital requirement	
Net capital requirement (pursuant to Rule 15c3-1(a)(2)(vi))	$ 5,000
Excess net capital	$ 25,030

The above computation does not differ from the computation of net capital and excess net capital under rule 15c3-1 as of December 31, 2002 as filed on form X-17A-5 on January 22, 2003.

Henderson Global Investors Equity Planning Inc.

Schedule II-Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2002

The activities of the Company are limited to those prescribed in sub-paragraph (k) of the Securities Exchange Act of 1934 Rule 15c3-3, which provides exemption from such Rule.

Henderson Global Investors Equity Planning Inc.

Schedule III-Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2002

The activities of the Company are limited to those prescribed in sub-paragraph (k) of the Securities Exchange Act of 1934 Rule 15c3-3, which provides exemption from such Rule.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
Goodwin Square
225 Asylum Street
Hartford, Connecticut 06103

Phone: (860) 247-3100
www.ey.com

Report of Independent Auditors on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Henderson Global Investors (North America) Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Henderson Global Investors Equity Planning Inc. (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (i) making quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13 and (iii) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

January 10, 2003